# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Corvus Pharmaceuticals, Inc., CIK 0001626971
CUSIP: 221015100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 901 Gateway Boulevard, Third Floor, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 01/23/2026
Filed by CIK 0001193586
Persons authorized to receive notices and communications: Adams Street Partners, One North Wacker Drive, Suite 2700, Chicago, Illinois (IL), 60606, (312) 553-7890

## Reporting persons
- Adams Street Partners, LLC (CIK 0001193586): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 3,275,616; shared voting power 0; sole dispositive power 3,275,616; shared dispositive power 0; aggregate amount beneficially owned 3,275,616 (3.9% of the class)
  Comment: Comment to Rows 7, 9, 11:
  Represents 236,128 shares held directly by Adams Street Venture/Growth Fund VI LP ("AS VGVI"), 694,854 shares held by Adams Street 2011 Direct Fund LP ("AS 2011"), 715,361 shares held by Adams Street 2012 Direct Fund LP ("AS 2012"), 541,133 shares held by Adams Street 2013 Direct Fund LP ("AS 2013"), 736,033 shares held by Adams Street 2014 Direct Fund LP ("AS 2014"), 69,864 shares held directly by Adams Street 2015 Direct Venture/Growth Fund LP ("AS 2015"), 67,769 shares held directly by Adams Street 2016 Direct Venture/Growth Fund LP ("AS 2016"), 87,668 shares held directly by Adams Street 2017 Direct Venture/Growth Fund LP ("AS 2017"), and 126,806 shares held directly by Adams Street 2018 Direct Venture/Growth Fund LP ("AS 2018"). Adams Street Partners, LLC, as the managing member of the general partner of the general partner of each of AS VGVI, AS 2011, AS 2012, AS 2013, AS 2014, AS 2015, AS 2016, AS 2017, and AS 2018 may be deemed to beneficially own the shares held by each of such funds. Thomas S. Bremner, Jeffrey T. Diehl, Brian Dudley, Elisha P. Gould, Robin Murray and Fred Wang, each of whom is a partner of Adams Street Partners, LLC (or a subsidiary thereof), may be deemed to have shared voting and investment power over the shares held by these funds. Adams Street Partners, LLC and Thomas S. Bremner, Jeffrey T. Diehl, Elisha P. Gould, Robin Murray and Fred Wang disclaim beneficial ownership of the shares held by each of AS VGVI, AS 2011, AS 2012, AS 2013, AS 2014, AS 2015, AS 2016, AS 2017 and AS 2018 except to the extent of their pecuniary interest therein.
  
  Comment to Row 13:
  Based on 83,767,650 shares Common Stock outstanding as of January 23, 2026, which amount includes (i) 82,582,549 shares Common Stock following completion of the Offering (as defined in Item 1) as set forth in the Issuer's Rule 424(b)(5) Prospectus filed with the SEC on January 23, 2026 (the "Prospectus") and (ii) 1,185,101 shares of Common Stock purchased by the underwriters in the Offering upon the exercise of their option to purchase such shares, as described in the Issuer's Current Report on Form 8-K filed with the SEC on January 23, 2026 (the "Current Report").
- Adams Street 2011 Direct Fund LP (CIK 0001507788): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 694,854; shared voting power 0; sole dispositive power 694,854; shared dispositive power 0; aggregate amount beneficially owned 694,854 (0.8% of the class)
  Comment: Comment to Row 13:
  Based on 83,767,650 shares Common Stock outstanding as of January 23, 2026, which amount includes (i) 82,582,549 shares Common Stock following completion of the Offering as set forth in the Prospectus and (ii) 1,185,101 shares of Common Stock purchased by the underwriters in the Offering upon the exercise of their option to purchase such shares, as described in the Current Report.
- Adams Street 2012 Direct Fund LP (CIK 0001537362): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 715,361; shared voting power 0; sole dispositive power 715,361; shared dispositive power 0; aggregate amount beneficially owned 715,361 (0.9% of the class)
  Comment: Comment to Row 13:
  Based on 83,767,650 shares Common Stock outstanding as of January 23, 2026, which amount includes (i) 82,582,549 shares Common Stock following completion of the Offering as set forth in the Prospectus and (ii) 1,185,101 shares of Common Stock purchased by the underwriters in the Offering upon the exercise of their option to purchase such shares, as described in the Current Report.
- Adams Street 2013 Direct Fund LP (CIK 0001564720): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 541,133; shared voting power 0; sole dispositive power 541,133; shared dispositive power 0; aggregate amount beneficially owned 541,133 (0.6% of the class)
  Comment: Comment to Row 13:
  Based on 83,767,650 shares Common Stock outstanding as of January 23, 2026, which amount includes (i) 82,582,549 shares Common Stock following completion of the Offering as set forth in the Prospectus and (ii) 1,185,101 shares of Common Stock purchased by the underwriters in the Offering upon the exercise of their option to purchase such shares, as described in the Current Report.
- Adams Street 2014 Direct Fund LP (CIK 0001594043): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 736,033; shared voting power 0; sole dispositive power 736,033; shared dispositive power 0; aggregate amount beneficially owned 736,033 (0.9% of the class)
  Comment: Comment to Row 13:
  Based on 83,767,650 shares Common Stock outstanding as of January 23, 2026, which amount includes (i) 82,582,549 shares Common Stock following completion of the Offering as set forth in the Prospectus and (ii) 1,185,101 shares of Common Stock purchased by the underwriters in the Offering upon the exercise of their option to purchase such shares, as described in the Current Report.
- Adams Street 2015 Direct Venture/Growth Fund LP (CIK 0001623365): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 69,864; shared voting power 0; sole dispositive power 69,864; shared dispositive power 0; aggregate amount beneficially owned 69,864 (0.1% of the class)
  Comment: Comment to Row 13:
  Based on 83,767,650 shares Common Stock outstanding as of January 23, 2026, which amount includes (i) 82,582,549 shares Common Stock following completion of the Offering as set forth in the Prospectus and (ii) 1,185,101 shares of Common Stock purchased by the underwriters in the Offering upon the exercise of their option to purchase such shares, as described in the Current Report.
- Adams Street 2016 Direct Venture/Growth Fund LP (CIK 0001653592): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 67,769; shared voting power 0; sole dispositive power 67,769; shared dispositive power 0; aggregate amount beneficially owned 67,769 (0.1% of the class)
  Comment: Comment to Row 13:
  Based on 83,767,650 shares Common Stock outstanding as of January 23, 2026, which amount includes (i) 82,582,549 shares Common Stock following completion of the Offering as set forth in the Prospectus and (ii) 1,185,101 shares of Common Stock purchased by the underwriters in the Offering upon the exercise of their option to purchase such shares, as described in the Current Report.
- Adams Street 2017 Direct Venture/Growth Fund LP (CIK 0001685559): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 87,668; shared voting power 0; sole dispositive power 87,668; shared dispositive power 0; aggregate amount beneficially owned 87,668 (0.1% of the class)
  Comment: Comment to Row 13:
  Based on 83,767,650 shares Common Stock outstanding as of January 23, 2026, which amount includes (i) 82,582,549 shares Common Stock following completion of the Offering as set forth in the Prospectus and (ii) 1,185,101 shares of Common Stock purchased by the underwriters in the Offering upon the exercise of their option to purchase such shares, as described in the Current Report.
- Adams Street 2018 Direct Venture/Growth Fund LP (CIK 0001720383): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 126,806; shared voting power 0; sole dispositive power 126,806; shared dispositive power 0; aggregate amount beneficially owned 126,806 (0.2% of the class)
  Comment: Comment to Row 13:
  Based on 83,767,650 shares Common Stock outstanding as of January 23, 2026, which amount includes (i) 82,582,549 shares Common Stock following completion of the Offering as set forth in the Prospectus and (ii) 1,185,101 shares of Common Stock purchased by the underwriters in the Offering upon the exercise of their option to purchase such shares, as described in the Current Report.
- Adams Street Venture/Growth Fund VI LP (CIK 0001623687): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 236,128; shared voting power 0; sole dispositive power 236,128; shared dispositive power 0; aggregate amount beneficially owned 236,128 (0.3% of the class)
  Comment: Comment to Row 13:
  Based on 83,767,650 shares Common Stock outstanding as of January 23, 2026, which amount includes (i) 82,582,549 shares Common Stock following completion of the Offering as set forth in the Prospectus and (ii) 1,185,101 shares of Common Stock purchased by the underwriters in the Offering upon the exercise of their option to purchase such shares, as described in the Current Report.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Corvus Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 901 Gateway Boulevard, Third Floor, South San Francisco, California (CA), 94080
Comment: This Amendment No. 1 ("Amendment No. 1") to Schedule 13D relates to the Common Stock, $0.0001 par value per share ("Common Stock"), of Corvus Pharmaceuticals, Inc., a Delaware corporation ("Corvus" or "Issuer"). The original Schedule 13D was filed with the Securities Exchange Commission ("SEC") on March 21, 2018 (the "Schedule 13D"). On January 23, 2026, the Issuer completed an underwritten public offering of 7,900,677 shares of Common Stock at a price of $22.15 per share and sold an additional 1,185,101 shares of Common Stock upon the underwriters' exercise of its option to purchase additional shares (the "Offering"). This Amendment No. 1 is being filed to reflect a change in the percentage of shares of Common Stock previously reported by the Reporting Persons solely as a result of a change in the outstanding shares of Common Stock as reported by the Issuer.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being jointly filed by Adams Street Partners, LLC, Adams Street 2011 Direct Fund LP, Adams Street 2012 Direct Fund LP, Adams Street 2013 Direct Fund LP, Adams Street 2014 Direct Fund LP, Adams Street 2015 Direct Venture/Growth Fund LP, Adams Street 2016 Direct Venture/Growth Fund LP, Adams Street 2017 Direct Venture/Growth Fund LP, Adams Street 2018 Direct Venture/Growth Fund LP and Adams Street Venture/Growth Fund VI LP. Adams Street Partners, LLC is the managing member of the general partner of the general partner of each of the aforementioned funds and may be deemed to beneficially own the shares held by them.
Residence or business address: The address of the principal offices of each of the filing entities is One North Wacker Drive, Suite 2700, Chicago, Illinois, 60606.
Present principal occupation or employment: The principal occupation of each of the persons set forth on Schedule I hereto is the venture capital and growth equity investment business. The information set forth in Schedule I hereto is incorporated herein by reference.
Criminal convictions in the last five years: None of the Reporting Persons have, and to the best of each Reporting Person's knowledge, during the last five years, each of the Reporting Persons has not, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons have, and to the best of each Reporting Person's knowledge, during the last five years, each of the Reporting Persons has not, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.
Citizenship: Each of the Reporting Persons is a United States citizen.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons have not effected any transaction in the Common Stock of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Under certain circumstances set forth in the limited partnership agreements of the Reporting Persons, the general partner and limited partners of the reporting persons may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entities of which they are a partner.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) of the Schedule 13D is hereby amended and restated in its entirety as follows:

January 23, 2026.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

SCHEDULE I.

EXHIBIT A. Form of Indemnification Agreement for Directors and Officers, incorporated herein by reference to Exhibit 10.4 to the Issuer's Annual Report on Form 10-K for the year ended December 31, 2017 filed with the SEC on March 1, 2018.

EXHIBIT B. Amended and Restated Investors' Rights Agreement, dated September 16, 2015, by and among Corvus Pharmaceuticals, Inc. and the investors listed therein, incorporated herein by reference to Exhibit 4.3 to the Issuer's Annual Report on Form 10-K for the year ended December 31, 2017 filed with the SEC on March 1, 2018.

EXHIBIT C. Joint Filing Agreement dated March 21, 2018 by and between the Reporting Persons, incorporated by reference to Exhibit C of the Schedule 13D.

## Signatures
- Adams Street Partners, LLC: /s/ Sara Robinson Dasse, Sara Robinson Dasse, Executive Vice President (02/05/2026)
- Adams Street 2011 Direct Fund LP: /s/ Sara Robinson Dasse, Sara R. Dasse/EVP ASP LLC, the Mng. Member of ASP 2011 Dir. Mgmt. LLC, the GP of ASP 2011 Dir. Mgmt. LP, the GP of Adams Street 2011 Dir. Fund LP (02/05/2026)
- Adams Street 2012 Direct Fund LP: /s/ Sara Robinson Dasse, Sara R. Dasse/EVP ASP LLC, the Mng. Member of ASP 2012 Dir. Mgmt. LLC, the GP of ASP 2012 Dir. Mgmt. LP, the GP of Adams Street 2012 Dir. Fund LP (02/05/2026)
- Adams Street 2013 Direct Fund LP: /s/ Sara Robinson Dasse, Sara R. Dasse/EVP ASP LLC, the Mng. Member of ASP 2013 Dir. Mgmt. LLC, the GP of ASP 2013 Dir. Mgmt. LP, the GP of Adams Street 2013 Dir. Fund LP (02/05/2026)
- Adams Street 2014 Direct Fund LP: /s/ Sara Robinson Dasse, Sara R. Dasse/EVP ASP LLC, the Mng. Member of ASP 2014 Dir. Mgmt. LLC, the GP of ASP 2014 Dir. Mgmt. LP, the GP of Adams Street 2014 Dir. Fund LP (02/05/2026)
- Adams Street 2015 Direct Venture/Growth Fund LP: /s/ Sara Robinson Dasse, Sara R. Dasse/EVP ASP LLC, the Mng. Member of ASP 2015 Dir. Mgmt. LLC, the GP of ASP 2015 Dir. Mgmt. LP, the GP of Adams Street 2015 Dir. V/G Fund LP (02/05/2026)
- Adams Street 2016 Direct Venture/Growth Fund LP: /s/ Sara Robinson Dasse, Sara R. Dasse/EVP ASP LLC, the Mng. Member of ASP 2016 Dir. Mgmt. LLC, the GP of ASP 2016 Dir. Mgmt. LP, the GP of Adams Street 2016 Dir. V/G Fund LP (02/05/2026)
- Adams Street 2017 Direct Venture/Growth Fund LP: /s/ Sara Robinson Dasse, Sara R. Dasse/EVP ASP LLC, the Mng. Member of ASP 2017 Dir. Mgmt. LLC, the GP of ASP 2017 Dir. Mgmt. LP, the GP of Adams Street 2017 Dir. V/G Fund LP (02/05/2026)
- Adams Street 2018 Direct Venture/Growth Fund LP: /s/ Sara Robinson Dasse, Sara R. Dasse/EVP ASP LLC, the Mng. Member of ASP 2018 Dir. Mgmt. LLC, the GP of ASP 2018 Dir. Mgmt. LP, the GP of Adams Street 2018 Dir. V/G Fund LP (02/05/2026)
- Adams Street Venture/Growth Fund VI LP: /s/ Sara Robinson Dasse, Sara R. Dasse/EVP ASP LLC, the Mng. Member of ASP VG Mgmt. VI LLC, the GP of ASP VG Mgmt. VI LP, the GP of Adams Street V/G VI LP (02/05/2026)